                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

TELECOM ITALIA FINALIZES

TIME WARNER’S AOL GERMANY INTERNET ACCESS BUSINESS ACQUISITION

With this transaction, Telecom Italia, today, becomes Germany’s Second-Largest Internet Service Provider – Serving more than 3 million total subscribers, including nearly 2.1 million Broadband customers

AOL to Provide Co-Branded Audience Services and content on a join web portal for Telecom Italia’s Internet Access Subscribers in Germany

MILAN and NEW YORK, February 28, 2007 – Telecom Italia (Milan:TIT,TITR; NYSE: TI, TIA) and Time Warner Inc. (NYSE:TWX) today announced that Telecom Italia has finalized the acquisition of Time Warner’s AOL Germany Internet access business for €665 million ($877 million) in cash.

With the acquisition of AOL Germany’s Internet access business, Telecom Italia becomes, today, Germany’s second-largest internet service provider – with more than 3 million total subscribers, including nearly 2.1 million broadband customers.

Under a new partnership, as already announced, AOL will provide co-branded audience services and content on a joint web portal for all of Telecom Italia’s residential Internet access subscribers in Germany and will handle all online advertising sales.

Under the terms of the five-year partnership, AOL will design, host and operate audience services for Telecom Italia’s entire residential Internet access customer base in Germany.

About Telecom Italia

The Telecom Italia Group is a leading telecommunications group which operates in across the entire advanced communications services chain – fixed-line and mobile telephony, Internet, media, and innovative business solutions and systems.

Time Warner Inc.

Time Warner is a leading media and entertainment company whose businesses include interactive services, cable systems, filmed entertainment, television networks and publishing.

About AOL

AOL is a global Web services company that operates some of the most popular Web destinations, offers a comprehensive suite of free software and services, runs the country's largest Internet access business, and provides a full set of advertising solutions. A majority-owned subsidiary of Time Warner Inc., AOL LLC is based in Dulles, Virginia. AOL and its subsidiaries also have operations in Europe, Canada and Asia. Learn more at AOL.com.

CONTACTS:

Telecom Italia Media Relations
Institutional Press Office
+39.06.3688.2610
www.telecomitalia.com/media

Telecom Italia Investor Relations
+ 39.02.8595.4131
www.telecomitalia.com/investors

AOL Germany

Gunnar Bender

+49 (0) 40 36159 7600

AOL Corporate Communications
Tricia Primrose Wallace (703) 265-2896
Andrew Weinstein (703) 265-0185

Time Warner Corporate Communications
Edward Adler (212) 484-6630
Keith Cocozza (212) 484-7482

Time Warner Investor Relations
Jim Burtson (212) 484-8719
Chris Clipper (212) 484-6297
Mark Holmes (212) 484-8206

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2006-2008 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 28th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager